

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2012

Via Email
Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **AOL Inc.**
>
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed April 20, 2012 by Starboard Value and Opportunity Master Fund Ltd,**
> **Starboard Value and Opportunity S LLC, Starboard Value LP, Starboard**
> **Value GP LLC, Starboard Principal CO LP, Starboard Principal CO GP**
> **LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Ronald S. Epstein,**
> **Steven B. Fink, Dennis A. Miller, and James A. Warner**
>
> **Additional Soliciting Materials filed on Schedule 14A**
> **Filed April 10, 2012**
> **File No. 001-34419**

Dear Mr. Wolosky:

We have reviewed your response letter dated April 20, 2012 and have the following comments.

General

1.   We await the clarifications you reference will be made in amendments to your preliminary proxy statement as noted in your responses to prior comments 3, 13, 26 and 27.

2.   We note your response to prior comment 2 but continue to believe that additional disclosure is necessary regarding your statement that the participants are "significant" shareholders in order to provide sufficient context regarding your beneficial ownership. Please revise to indicate the percentage of shares owned by the participants each time you describe the participants as significant shareholders.

Reasons for the Solicitation, page 7

3.　　We note your response to prior comment 4 and have the following comments:

- Please clarify your statement that Starboard has established a strong track record of creating stockholder value at many public companies over the past <u>ten</u> years given that Starboard was founded in February 2011.

- We note that you continue to state that AOL's Display business is currently losing over $500 million per year without characterizing it as your estimate and/or your belief in the letter to the stockholders and within the proxy. Please revise throughout your proxy statement and ensure that all future soliciting materials characterize this estimate and all others pertaining to the valuation of AOL businesses as estimates.

- We note that you continue to state that AOL's Display business is generating "substantial" and "massive" losses throughout the proxy statement without stating that these are based on estimates generated by Starboard and/or analysts' reports. Please revise to more clearly disclose the source of these estimates wherever such estimates are cited in the proxy statement and future soliciting materials.

4.　　Please refer to prior comment 8 and further revise your tabular data to more prominently disclose, if true, that the information is based on third-party estimates. Also, it appears that you have not indicated on the chart on page 9 that the "2011 Adjusted EBITDA (excluding estimated Display losses)" and the "EV/2011 Adjusted EBITDA (excluding estimated Display losses)" are all estimates by Starboard based on your estimate of the company's Display losses. Please revise.

5.　　Please reconcile disclosure regarding the implied valuation of 1.1x enterprise value to EBITDA, with the tabular data corresponding to the same line item, which references an EV/2011 Adjusted EBITDA of 1.2x.

6.　　Further to our comments above, please revise to expand your disclosure regarding the material assumptions, methodologies and qualifications you used to derive the estimates in your filing. For example, more specifically disclose the "moderately declining churn rates, average revenue per user, and EBITDA margins" used in the valuation of the Access business disclosed on page 9. Also, disclose the methodology and assumptions used to calculate the $545 million in estimated Display losses, which appear to factor in additional assumptions related to the pro forma cash proceeds expected from the patent sale. Finally, disclose how you derived the estimated revenues and EBITDA for Patch and the other businesses and any underlying assumptions you are making in the chart on page 10.

7.　　You conclude that the "illustrative valuation framework demonstrates that stockholders do not appear to be currently valuing AOL as a going concern or ascribing any value to its Display business." Your conclusion does not appear to follow based on the disclosure and explanations you have currently disclosed. As noted above, please clarify the basis for your opinion by explaining the range of assumptions you are making.

8. We note your response to prior comment 9 and disagree with your conclusion that non-GAAP reconciliation is not required in your proxy statement filing. Please provide a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation of the differences between the non-GAAP financial measures with the most comparable financial measure calculated. Refer to Item 10(e) of Regulation S-K.

9. In response to prior comment 10, you indicate that you relied on a research report by Needham dated September 6, 2011. Please revise the chart on page 11 to specifically identify the source of information regarding the acquisitions and that these are estimates that have not all been confirmed by company filings. In this regard, we note that the company has not specifically disclosed the individual purchase prices of TechCrunch, Thing Labs, Inc. Pictela and About.me, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you require further assistance, you may contact me at (202) 551-3757.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions